Jaime Elizondo President CEMEX Europe Exhibit 4

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as but not limited to the energy sector; competition; general political, economic and business conditions in the markets in which CEMEX operates or that affects our operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX, S.A.B. de C.V. with the U.S. Securities and Exchange Commission. CEMEX assumes no obligation to update or correct the information contained in these presentations. CEMEX acts in strict compliance of anti-trust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price CEMEX’s products and services based upon their quality and characteristics as well as their value to CEMEX’s customers. CEMEX does not accept any communications or agreements of any type with competitors regarding the determination of CEMEX’s prices for CEMEX’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS. Copyright CEMEX, S.A.B. de C.V. and its subsidiaries.

The new CEMEX Europe region In 2015, CEMEX Europe represented 24% of consolidated sales and 15% of EBITDA

Despite FX headwinds, 2015 performance shows we are on the right track EBITDA Variation(1) ($ M) 2014 1) Proforma reflecting new Europe region. Croatia considered as discontinued operation 9% 11% EBITDA Margin +5%

In a slow growth environment, construction demand is improving Volume by Business Segment(1) +0.4% -1.1% Ready-mix Aggregates Cement(2) +5.1% Proforma reflecting new Europe region. Croatia considered as discontinued operation Domestic gray cement

Value before Volume is producing results Price by Business Segment(1) Ready-mix ($/m3) Aggregates ($/ton) -0.2% +3.7% Cement(2) ($/ton) +2.3% Proforma reflecting new Europe region. Croatia considered as discontinued operation Domestic gray cement

Continued efforts to improve operational efficiency Cement ($/ton) Ready-mix ($/m3) Aggregates ($/ton) Unitary Production Costs(1) +2.4% +0.6% +3.6% Proforma reflecting new Europe region. Croatia considered as discontinued operation

We are leading in alternative fuels 1) Source: Cembureau - Europe cement industry average AF substitution (%) Alternative Fuel Substitution 2015 (%) EU average 2014(1) EU aspirational average 2050(1) +$60 M savings from alternative fuels vs. using fossil fuels in 2015

We have made excellent progress in maximizing cash generation Proforma reflecting new Europe region. Croatia considered as discontinued operation Working Capital(1) (Average Days)

Strong UK performance should continue Evolution of EBITDA ($ M) Sales Revenue CAGR 3% EBITDA CAGR 21% Reduction in SG&A/Sales Non-operating asset sales, working capital reduction

2016-2017 Demand CAGR(1) Demand growth looks positive for coming years 1) National gray cement consumption (Ready-mix for France) Source: CEMEX estimates Limited growth (0%-3%) Significant growth (>6%) Moderate growth (3%-6%)

What you should expect from us: Health & Safety: Achieve and sustain Zero for Life Value creation to and from our markets Increase competitiveness through operational efficiencies Optimization of asset base Focused on reaching ROCE>10%